Exhibit 99.8

PRESS RELEASE

TotalEnergies and Veolia partner to Build the Largest Solar System for a Desalination Plant in Oman

Paris, Oman, July 27th, 2022 – TotalEnergies and Veolia have signed an agreement to start the construction of the largest solar photovoltaic (PV) systems providing power for a desalination plant in Oman, in the city of Sur. The power plant will be located on the site of the Sharqiyah Desalination plant, which is a reference in Oman and in the gulf region, supplying drinking water to more than 600,000 inhabitants of the Sharqiyah region.

This 17-megawatt peak (MWp) solar project will be the first of its kind to be installed in the region. It produces annually over 30,000 megawatt-hours (MWh) of green electricity, or more than a third of the desalination plant's daily consumption, enabling it to avoid close to 300,000 tons of CO2 emissions.

This is in line with Oman’s National Energy Strategy to convert 30% of its electricity use to renewable sources by 2030. The plant will be equipped with more than 32,000 high-efficiency solar panels and will use an innovative East-West tracker system to increase energy production. It will cover an area of 130,000 square meters, equivalent to approximately 18 football pitches.

“At Veolia, we are committed to bring the ecological transformation in the water sector for our clients and for our own assets. We’re happy to launch the construction of the solar plant on our desalination unit in the city of Sur, to be able to power it with the green electricity while drastically reducing its carbon footprint, Estelle Brachlianoff, Chief Executive Officer of Veolia said. As one of the key players of Oman’s water sector, Veolia is fully committed to supporting Oman’s Vision 2040 sustainability objectives for the Sultanate’s communities and industries and our solar project with TotalEnergies goes in this direction.”

“This project is in line with our strategy to develop renewable energy in the Middle East and provide our customers with clean, reliable and affordable energy solutions. We are committed to helping Veolia decarbonize its operations, building on our strong track record of deploying renewable energy solutions at highly technical and complex sites. As a global multi-energy company, our goal is to contribute to the development of renewables in Oman and its region,” said Vincent Stoquart, Senior Vice President Renewables at TotalEnergies

Veolia is deploying solutions to optimize the energy efficiency of its desalination activities, including its Sharqiyah Desalination plant. The Group, in partnership with TotalEnergies, has decided to take a further step towards green transformation by using renewable energy to power the plant instead of fossil fuels.

TotalEnergies aims to assist producing countries in building a more sustainable future through a better use of the country’s natural resources, including solar energy, which will directly improve the accessibility of cleaner, more reliable and more affordable electricity. The Company is leveraging its leadership position in the region to develop large-scale solar projects in Qatar, Iraq and Libya. These projects illustrate the sustainable development model of TotalEnergies, a global multi-energy company that supports producing countries in their energy transition.

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TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of June 2022, TotalEnergies' gross renewable electricity generation capacity is 12 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Veolia

Veolia group aims to be the benchmark company for ecological transformation. With nearly 220,000 employees worldwide, the Group designs and provides game-changing solutions that are both useful and practical for water, waste and energy management. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and replenish them. In 2021, the Veolia group provided 79 million inhabitants with drinking water and 61 million with sanitation, produced nearly 48 million megawatt hours and recovered 48 million tonnes of waste. Veolia Environnement (Paris Euronext: VIE) achieved consolidated revenue of 28,508 billion euros in 2021. www.veolia.com

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

TotalEnergies Renewables Distributed Generation Middle East Contacts

Media Relations: +971 4 709 5808 l solar-me@totalenergies.com

Veolia Group press relations

Laurent Obadia - Evgeniya Mazalova - Mathilde Bouchoux

Tel : + 33 (0)6 27 45 11 38 / + 33 (0)6 18 24 51 00

presse.groupe@veolia.com

Veolia Middle East Contacts

Zineb Chaoudri: +971 4 356 2100 l zineb.chaoudri@veolia.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).